UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE THAT NTT DATA CORPORATION HAS COMPLETED THE ACQUISITION OF KEANE INTERNATIONAL, INC., A U.S.-BASED IT SERVICE COMPANY

On January 4, 2011, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded a notice regarding the completion of the acquisition of Keane International, Inc., a U.S.-based IT service company, by NTT DATA CORPORATION, a subsidiary of the registrant. Attached is an English translation of the announcement filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By		/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager
Finance and Accounting Department

Date: January 4, 2011

January 4, 2011

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

NOTICE THAT NTT DATA CORPORATION HAS COMPLETED THE ACQUISITION OF KEANE

INTERNATIONAL, INC., A U.S.-BASED IT SERVICE COMPANY

NTT DATA CORPORATION (“NTT DATA”), a subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”), announced in its press release dated January 4, 2011 (U.S. time), that it has completed the acquisition of Keane International, Inc., a U.S.-based IT service company.

For more details, please see the attached NTT DATA press release.

For further inquiries, please contact:

Mr. Kimura or Mr. Koizumi

Investor Relations Office

Finance and Accounting Department

Nippon Telegraph and Telephone Corporation

Phone: +81-3-5205-5581

Fax: +81-3-5205-5589

January 4, 2011

For Immediate Release

NOTICE THAT NTT DATA CORPORATION HAS COMPLETED THE

ACQUISITION OF KEANE INTERNATIONAL, INC.

NTT DATA CORPORATION (“NTT DATA”) has been seeking certain regulatory approvals in connection with its acquisition of Keane International, Inc. (“Keane International”), as announced in its press release dated October 29, 2010 (U.S. Time), “Notice that Keane International, Inc., a U.S.-Based IT Service Company, Will Become a Wholly-Owned Subsidiary of NTT DATA CORPORATION.” Such regulatory approvals having been obtained, NTT DATA announces that on December 30, 2010 NTT DATA merged its wholly-owned subsidiary, Knight Subsidiary Corporation, into Keane International, resulting in Keane International as the surviving corporation and becoming a wholly-owned subsidiary of NTT DATA.

This transaction enables NTT DATA to provide fully integrated IT services in the U.S., in addition to the strong global SAP service capabilities it has built to date. NTT DATA plans to further strengthen its support of the NTT DATA group customers through coordination and cooperation between Keane International and the NTT DATA global group companies.

[Press Enquiries]

■	Contact Information

NTT DATA CORPORATION

Public Relations Tel: +81-3-5546-8051